FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of May, 2002

NEC Corporation
(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

Brief description
of
"Report on Publication of Information on the Company"
concerning
NEC Corporation's decision to sell its holdings in NEC Soft, Ltd.

NEC Corporation
7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

1. Filing of Report on Publication of Information on the Company

Pursuant to the rules of the Tokyo and four other stock exchanges in Japan (the "Exchanges"), NEC Corporation (the "Company") filed on May 28, 2002 with the Exchanges Report on Publication of Information on the Company concerning the Company's decision to sell its holdings in NEC Soft, Ltd. (the "Report")

The Report is made available for public inspection by the Exchanges.

A company whose stock is listed on the Exchanges is required to disclose certain important matters regarding the company without delay and to file a report with the Exchanges on the matters disclosed and the time and manner of disclosure. On May 28, 2002, the Company disclosed the matter described above in the manner stipulated by Article 30-1 of Enforcement Order of the Securities and Exchange Law of 1948, as amended, of Japan, and filed the Report with the Exchanges.

2. Outline of the Report

Following is the English summary of the Report.

Translation (Executive summary)

May 28, 2002

Press Release

Contact:
Tetsuro Goto
General Manager,
Corporate Communication Division
NEC Corporation
TEL: 81-3-3798-6511

NEC to sell part of its holdings in NEC Soft, Ltd.

TOKYO May 28th, 2002 –NEC Corporation ("NEC") (NASDAQ: NIPNY) (FTSE: 6701q.l) announced today that NEC decided to sell part of its holdings in one of its subsidiaries in Japan, NEC Soft, Ltd. ("NES"), whose shares are listed on the Tokyo Stock Exchange.

1. Outline of the planned sale

(1) Number of shares to be sold by NEC: 1,321,000 shares of common stock of NES

(2) NEC's holdings in NES:
- Before sale: 13,663,000 shares (68.2%)
- After sale: 12,342,000 shares (61.6%)

* The above number of shares and shareholding ratio include 4,900,000 shares of common stock of NES, which has been transferred to a securities-based employee retirement benefit trust.

(3) Purchaser and method of planned sale:
NEC plans to sell the shares of NES to certain domestic institutions.

(4) Date of planned sale: In the first half of this fiscal year ending September 30, 2002.

(5) Price to be sold: To be determined

2. Effect on NEC 's financial results for the first half of this fiscal year ending September 30, 2002

NEC is expected to post certain capital gain as a result of the sale of shares. However, the estimated amount of the capital gain has been reflected in and will not affect the forecasts of NEC's financial results for the first half of this fiscal year ending September 30, 2002, which was announced on April 25, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By ______________________
Nobuhito Yagi
Associate Senior Vice President and
General Manager, Legal Division

Date: May 29, 2002